Exhibit 99.1

Press Release

Filing of audited Annual Report on Form 20-F

for the fiscal year 2012

Amsterdam, October 11, 2012 – Today D.E MASTER BLENDERS 1753 filed its audited Annual Report on Form 20-F for the fiscal year 2012 ended June 30, 2012 with the U.S. Securities and Exchange Commission.

The Form 20-F, including Summary Financial Statements, can be downloaded from www.sec.gov or www.demasterblenders1753.com.

On August 28, 2012, the company published its unaudited financial results for FY 12, including the financial adjustments related to its Brazilian operations. Since then the independent investigation related to Brazil has been completed. Following the completion of the investigation and the final adjustments to the company’s Brazilian operations, the company has concluded that the financial impact on net profit and shareholders’ equity for FY 12 is € 14 mln and € 6 mln less, respectively, than was indicated in the unaudited financial results for FY 12 as released on August 28, 2012.

Printed copies of the Form 20-F will be available from October 15, 2012 onwards and can be requested by sending an email to investor-relations@demb.com or by calling +31 20 558 1015.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com